July 18, 2017

VIA EDGAR

Melissa Raminpour Branch Chief Division of Corporation Finance Office of Transportation and Leisure United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:    CF Industries Holdings, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-32597
Dear Ms. Raminpour:
This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 7, 2017 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of CF Industries Holdings, Inc. (“CF Industries” or the “Company”). For your convenience, we have set forth below the text of the comment contained in the Comment Letter, followed by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2016
Notes to the Financial Statements
Note 17. Noncontrolling interest, page 120

1.	We note that in February 1, 2016, CHS purchased a minority equity interest in CFN for $2.8 billion. Please revise to disclose the percentage ownership owned by the minority interest.
Response:
The Company acknowledges the Staff’s comment and has outlined below the modification that will be made to the Noncontrolling interest footnote that will be used in

Melissa Raminpour
July 18, 2017

future filings beginning with the second quarter ended June 30, 2017. The changes are marked in the disclosure below.
CF Industries Nitrogen, LLC (CFN)
We commenced a strategic venture with CHS on February 1, 2016, at which time CHS purchased a minority equity interest in CFN for $2.8 billion, which represented approximately 11% of the membership interest of CFN. We own the remaining membership interest. Under the terms of CFN's limited liability company agreement, each member’s percentage membership interest will reflect, over time, the impact of the profitability of CFN and any member contributions made to, and distributions received from, CFN. For financial reporting purposes, the assets, liabilities and earnings of the strategic venture are consolidated into our financial statements. On February 1, 2016, CHS also began receiving deliveries pursuant to a supply agreement under which CHS has the right to purchase annually from CFN up to approximately 1.1 million tons of granular urea and 580,000 tons of UAN at market prices. As a result of its minority equity interest in CFN, CHS is entitled to semi-annual cash distributions from CFN. We are also entitled to semi-annual cash distributions from CFN. The amounts of distributions from CFN to us and CHS are based generally on the profitability of CFN and determined based on the volume of granular urea and UAN sold by CFN to us and CHS pursuant to supply agreements, less a formula driven amount based primarily on the cost of natural gas used to produce the granular urea and UAN, and adjusted for the allocation of items such as operational efficiencies and overhead amounts.

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Please do not hesitate to contact me at (847) 405-2509 if you have any questions regarding the above.

Very truly yours,

/s/ Richard A. Hoker

Richard A. Hoker
Vice President and Corporate Controller

cc:	W. Anthony Will, President and Chief Executive Officer
Dennis P. Kelleher, Senior Vice President and Chief Financial Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary
Stephen T. Hajdukovic, Partner, KPMG LLP